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                             July 28, 2022

       Mark Walsh
       Chief Executive Officer
       Savers Value Village, Inc.
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: Savers Value
Village, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 14, 2022
                                                            File No. 333-261850

       Dear Mr. Walsh:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed July 14,
2022

       Risk Factor
       Our business depends on our ability to attract and retain suitable workers..., page 33

   1. We note your revised disclosure in response to comment 2. Please clarify if you have taken any actions to
mitigate inflationary pressures. In this regard, it is unclear if your disclosure relates to
actions planned or taken. For example, we note your disclosure that
                                                           [u]nless we are able
to pass on these increased labor costs to our customers by increasing prices for our
products, our profitability and results of operations may be materially and adversely affected.
 Mark Walsh
FirstName  LastNameMark
Savers Value  Village, Inc. Walsh
Comapany
July       NameSavers Value Village, Inc.
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
We are subject to risks associated with our indebtedness and debt service, including risks related to changes in interest rates., page 61

2. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Uncertainty relating to the LIBOR calculation process ..., page 62

3. Please disclose what the acronym "SOFR" represents regarding the preferred alternative rate pertaining to the Senior Credit Agreement.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
92

4. We note your discussion in the Risk Factor section regarding the potential impact of rising interest rates. Please expand your disclosures here to specifically address how increased interest rates impact your results of operations and financial condition. For example, giving rising rates, describe changes to your pricing strategy in the near-term, adjustments to your planned capital expenditures, expected impacts to your short-term funding costs and the impact on liquidity resulting from your material variable-rate debt outstanding.
5. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, giving rising rates, describe the impact on your long-term debt and how you are funding these additional costs.
Results of Operations
Comparison of three months ended April 2, 2022 (Successor) and three months ended April 3,
2021 (Successor)
Cost of merchandise sold, exclusive of depreciation and amortization, page 105

6. Please discuss why the percentage of inventory received from OSDs decreased and if this is a known trend. Also, discuss how and why the decrease in the percentage of inventory received from OSDs and an increase in percentage of soft goods inventory processed impacted the increase in the cost of merchandise sold per pound processed.
Cash Flows
Comparison of three months ended April 2, 2022 (Successor) and three months ended April 3,
2021 (Successor)
Cash Provided by (Used in) Operating Activities, page 120

7. Please explain why operating cash for the current year period decreased by nearly $22 million from the prior year period. Discuss whether you expect this lower level of operating cash to continue. Refer to Item 303(b) and (c) of Regulation S-K for guidance regarding material changes from period to period and trend information.
 Mark Walsh
Savers Value Village, Inc.
July 28, 2022
Page 3

       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,
FirstName LastNameMark Walsh
                                                         Division of
Corporation Finance
Comapany NameSavers Value Village, Inc.
                                                         Office of Trade &
Services
July 28, 2022 Page 3
cc:       Lawrence G. Wee
FirstName LastName